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February 22, 2008

Charles Hill Drilling, Inc – a wholly owned subsidiary of Knight Energy Corp.
2930 Cheshire Way
Grand Prairie, TX 75052-8388

Re: Valuation of Charles Hill Drilling, Inc.’s Working interest in Eastland and Stephens Cos., TX

EXECUTIVE SUMMARY

An engineering and economic evaluation was prepared on oil and gas property working interest owned by Charles Hill Drilling, Inc - a wholly owned subsidiary of Knight Energy Corp. This evaluation includes seventeen (17) oil and gas leases/wells that are classified as Proved Reserves and twelve (12) leases/wells that are classified as Probable Reserves. Charles Hill Drilling operates all of the leases and wells. Current production is approximately 325 MCFD and 30 BOPD gross, of which 260 MCFD and 24 BOPD is net to Charles Hill’s interests. Remaining reserves, future cash flow and present worth values were calculated as of December 31, 2007. The attached Exhibit A lists the wells included in the evaluation with location and miscellaneous well information.

Information used in the evaluation was provided by Charles Hill Drilling, Inc., and was supplemented by data gathered from public sources. Summary results of this analysis are provided below and details are presented in referenced attachments. The pricing scenario utilized in the evaluation was determined based on fiscal year-end prices as of December 31, 2007. Projected reserves and financial values are summarized as follows:

Net Reserve Summary and PV10 Forecast from December 31, 2007

	Oil	Gas	Cash Flow	PV10
	(MBO)	(MMCF)	($M)	($M)
Reserve Categories
PDP	66.7	430.2	6,704	3,542
PDBP/PDNP	47.5	188.5	4,355	2,524
PUD	50.6	196.0	3,999	1,945
Total Proved	164.8	814.7	15,058	8,011
PrBP/PrNP	21.8	201.1	2,549	1,524
PrUD	81.0	492.8	6,185	2,606
Total PROB	102.8	693.9	8,734	4,130

TOTAL All Categories	267.6	1,508.6	23,792	12,141

Pinnacle Energy Services, LLC - page 1 of 4
9420 Cedar Lake Ave. Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

A one-line economic summary (by well) of the results from this evaluation is included in the attachments along with summary economics and a graph of gross production. Detailed results of the evaluation showing forecasts of production, reserves, revenues, and income for each well/lease are presented in a yearly format, and are attached and made part of this report. Lease summary reports have been included to provide details of the analysis.

EVALUATION METHODOLOGY AND RESERVES DISCUSSION

Each of the five (5) existing leases were evaluated as separate entities – each lease has multiple wells. Each new well, Behind-Pipe, Non-Producing, and Undeveloped shown on Exhibit A was evaluated as an individual producing entity for the purposes of forecasting future production, remaining reserves, revenues, expenses and cash flow.

PRICING FORECAST

Reserve estimates and economic evaluations utilized realized year-end oil and natural gas prices as of December 31, 2007. Prices were included at the lease or well level. These realized product prices reflect adjustments that include price differentials, BTU content, field losses and usage, and gathering and compression. No further adjustments to gas price for all of the factors mentioned above were included. Since actual wellhead revenue data was available for oil prices, no further adjustments were used. All prices were applied on a per-well/lease basis in the economic evaluations. Oil and gas prices were held constant for the life of each well/lease.

First month combined forecast prices are as follows:

Posted prices as of December-07
Starting	Oil	Gas
December 31, 2007	$89.73 / bbl	$8.49 mcf

EXPENSES

Lease operating expenses were estimated based on actual expenses incurred by Charles Hill Drilling during 2007. Data from lease operating statements was provided and used to perform the customary analysis for determining base lease operating expenses. Overhead charges were excluded from use in this analysis. Lease expenses in this evaluation were held constant for the life of the lease/well at the 2007 monthly average. Since expense data for several newly producing leases included only 3 or 4 months of data, actual expenses may vary from those assumed in this analysis. A concerted effort was made to apply reasonable expenses that should be conservative compared to actual amounts.

FUTURE WELL INVESTMENTS

Future well investments were assumed to be $300,000 per well for a 4,800 foot well. Charles Hill Drilling personnel verified this cost to be reasonable, albeit slightly higher than the 2007 wells that cost $260,000 to 280,000. Pinnacle cannot be responsible for drilling costs that exceed or are less than this assumption.

Pinnacle Energy Services, LLC - page 2 of 4
9420 Cedar Lake Ave. Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700    www.PinnacleEnergy.com

WELL OWNERSHIP INTERESTS

Ownership interests for all wells were taken from lease information provided by Charles Hill Drilling, Inc.. Pinnacle performed no further detailed lease ownership or title checks nor did Pinnacle compare the gross and net revenue to the working or net interests and, therefore; can take no responsibility for the accuracy of ownership interests used in this evaluation.

FUTURE INCOME

Future net revenue in this report includes deductions for state production taxes. Future net income is after deducting these taxes, future capital costs if known, but before consideration of any state and/or federal income taxes. The future net income has not been adjusted for any outstanding loans that may exist nor does it include adjustments for cash on hand or undistributed income. No deductions were made for overhead, depletion, depreciation, interest expense, or any other indirect costs. Salvage value for equipment recovered at abandonment of properties was considered to be insignificant and no value was assigned. Future net income has been discounted at various annual rates, including a standard ten percent (10%), to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money.

RESERVE DETERMINATION

The estimated reserves, revenues and cashflow shown in this report were determined for Proved Developed Producing (PDP), Proved Behind-Pipe (PDBP), Proved Non-Producing (PDNP) and Probable reserves attributable to Charles Hill Drilling’s net working and revenue interests. Active producing properties with sufficient historical production to estimate future production rates and reserves are referred to as Proved Developed Producing (PDP). Reserve categories/definitions adhered to by most evaluation engineers are published by the Society of Petroleum Evaluation Engineers and were used as the basis for determining reserve categories in this report. Sufficient geological and engineering data was made available to categorize reserves with a reasonable degree of confidence.

GENERAL

Reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using a number of assumptions about long-term productivity; however, accepted engineering practices were used and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual related costs may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand in addition to other influencing factors, prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves and their value may increase or decrease in the future.

Pinnacle Energy Services, LLC - page 3 of 4
9420 Cedar Lake Ave. Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700    www.PinnacleEnergy.com

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

This report’s exhibits include one-line economic summaries for each well/lease, graphical production history and forecast decline curves for individual wells/leases, projected production and cashflow economic results by well/lease, and miscellaneous individual well/lease information. Additional information that was reviewed will be retained and is available for review at any time. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC
Lance J. Galvin, P.E.
Petroleum Engineer

Pinnacle Energy Services, LLC - page 4 of 4
9420 Cedar Lake Ave. Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700    www.PinnacleEnergy.com